EXHIBIT 99.1

Student Transportation Inc. CEO Sees Consistency in Business and Operations

BARRIE, Ontario, Jan. 11, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (NASDAQ:STB), stated that there are no corporate developments that would cause the recent movements in the Company's share price. Denis J. Gallagher, CEO stated, “We have been moving along nicely in our core school bus operations and with growth in our various non asset businesses. Our school transportation business continues to renew contracts, win bids, review new growth opportunities and experience lower fuel prices, all which we have previously stated. We have been in the market buying back shares through the normal course issuer process. Our 132ndconsecutive monthly dividend will be paid this week on January 15th. We began paying the dividend in U.S. dollars effective the new fiscal year. With the value of the loonie declining since then, Canadian shareholders have actually seen an increase in the dividend due to the currency change. The dividend remains Canadian Dividend Tax Qualified and is also a qualified dividend in the U.S.”

Gallagher added, “Our payout ratio continues to be moving lower with fiscal 2015 reflecting a 71% payout ratio compared to 74% for 2014 and 79% for 2013. We publish our payout ratio calculation in our Annual Information Form, which is filed on sedar.com. The payout ratio is not based on net income, it is a cash flow calculation. Financing our replacement and growth vehicles has historically been done using our credit facility and 2-4% lease financing readily available to us. The ‘option value’ we have been building in our leased equipment has been increasing. Our stable and predictable revenues continue to demonstrate the consistency of our results. We will continue to operate the business as we have been doing for the past eighteen years, eleven of which have been as a public company. Nine months ago we were trading at a 10 year high on the Toronto Stock Exchange. We issued our first equity offering in three years and used the proceeds to reduce debt by $60 million. Since that time we have continued to maintain and grow the business with 90% of our revenues now in U.S. dollars. We will report our second quarter results February 15thas we look forward to another safe and successful fiscal year.”

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted and largest independent provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor Contacts:

Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com